UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bernard Chaus, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

162510 200

(CUSIP Number)

Eric J. Dale, Esq. Robinson & Cole LLP 1055 Washington Blvd. Stamford, CT 06901-2249 (203) 462-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act (however, see the Notes).

CUSIP No 162510 200

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Camuto Consulting Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,837,991 (See Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,000,000 (See Item 5)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,837,991 (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.17%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No 162510 200

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vincent Camuto
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,837,991 [1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,000,000 [1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,837,991 [1]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.17%
(14)	Type of Reporting Person (See Instructions) IN

(1)	Vincent Camuto is the founder, Chairman, Chief Executive Officer, and majority shareholder of Camuto Consulting Inc. and as a result he may be deemed to share voting and dispositive power over the securities held by Camuto Consulting Inc.; thus, he may also be deemed to be the beneficial owner of these securities (see Item 5). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vincent Camuto that he is the beneficial owner of any securities for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No 162510 200

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Camuto Descendants Trust (Delaware) U/A/D May 13, 2010
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,837,991[2]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,000,000 [2]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,837,991[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.17%
(14)	Type of Reporting Person (See Instructions) CO

(2)	The Camuto Descendants Trust (Delaware) U/A/D May 13, 2010 is a 25% shareholder of Camuto Consulting Inc., was established by Vincent Camuto for the benefit of certain of his family members, and as a result of these relationships it may be deemed to share voting and dispositive power over the securities held by Camuto Consulting Inc.; thus, it may also be deemed to be the beneficial owner of these securities (see Item 5). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Camuto Descendants Trust (Delaware) U/A/D May 13, 2010 that it is the beneficial owner of any securities for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Explanatory Note

This Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D, initially filed on April 14, 2011 (the “Original 13D”), as amended by Amendment No. 1, filed on September 19, 2011 (“Amendment 1”), Amendment No. 2, filed on April 10, 2012 (“Amendment 2”), and Amendment No. 3, filed on May 21, 2012 (“Amendment 3”, and together with Amendment 1, Amendment 2 and the Original 13D, the “Amended Filing”), relates to the beneficial ownership of shares of common stock, $0.01 par value per share, of Bernard Chaus, Inc. This Amendment No. 4 is being filed in order to add The Camuto Descendants Trust (Delaware) U/A/D May 13, 2010 as a filing person. Except as otherwise specifically amended hereby, the disclosure set forth in the Amended Filing shall remain unchanged. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended Filing.

Item 1.	Security and Issuer.

The information previously provided in response to Item 1 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Fourth Amendment to the Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Bernard Chaus, Inc., a New York corporation (the “Issuer”). The address of the Issuer’s principal office is 530 Seventh Avenue, New York, New York 10018.

Item 2.	Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	This Schedule 13D is filed jointly by:

(i)	Camuto Consulting Inc., a Connecticut corporation (“Camuto”);

(ii)	Vincent Camuto, a citizen of the United States of America; and

(iii)	The Camuto Descendants Trust (Delaware) U/A/D May 13, 2010 (the “Trust”).

Camuto, Mr. Camuto and the Trust are sometimes collectively referred to as the “Reporting Persons”. All information disclosed herein with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Information regarding the other officers and directors of Camuto is included at Exhibit 4 of Amendment 3.

Pursuant to Rule 13d-4 promulgated pursuant to the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons are hereby jointly filing this Amendment No. 4 because, due to certain relationships among them, Mr. Camuto and the Trust may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from Bernard Chaus, Inc. by Camuto. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Act, the Reporting Persons have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is attached as Exhibit 6 hereto.

(b) The address of the principal business and/or principal office of Camuto and Mr. Camuto is 411 West Putnam Avenue, Greenwich, Connecticut 06830. The address of the principal business of the Trust is U.S. Trust Company of Delaware, Trustee of the The Camuto Descendants Trust (Delaware) c/o Cathleen McVeigh, Senior Vice President, Bank of America, Bracebridge II, 1100 N. King Street, Mail Stop DE5-002-04-12, Wilmington, Delaware 19884.

(c) Mr. Camuto is the founder of Camuto and has served as a director, Chief Executive Officer and Chairman of Camuto since Camuto’s inception in August 2001.

(d)-(e) The Reporting Persons have not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Camuto is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5(a) is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) As of the date hereof, Camuto beneficially owns 21,837,991 shares of Issuer Common Stock (the “Subject Shares”). The Subject Shares constitute approximately 58% of the issued and outstanding shares of Issuer Common Stock, based upon the disclosure in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (filed with the SEC on May 15, 2012) that there were 37,481,373 shares of Issuer Common Stock issued and outstanding as of February 14, 2012. Mr. Camuto may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Subject Shares by virtue of being the director, Chief Executive Officer, Chairman and majority shareholder of Camuto. Additionally, the Trust may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Subject Shares by virtue of its 25% ownership interest in Camuto and its relationship with Mr. Camuto.

Item 7.	Material to be Filed as Exhibits.

The following information is hereby added to the information previously provided in response to Item 7:

Item No.	Description

6	Joint Filing Agreement, dated June 5, 2012, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of June 5, 2012	CAMUTO CONSULTING INC.

	By:	/s/ Vincent Camuto
Name: Vincent Camuto
Title: Chief Executive Officer

Dated as of June 5, 2012	By:	/s/ Vincent Camuto
Vincent Camuto

Dated as of June 5, 2012	THE CAMUTO DESCENDANTS TRUST (DELAWARE) U/A/D MAY 13, 2010

	By:	U.S. TRUST COMPANY OF DELAWARE

	By:	/s/ Cathleen McVeigh
Name: Cathleen McVeigh
Title: Senior Vice President

Exhibit Index

Item No.	Description

6	Joint Filing Agreement, dated June 5, 2012, by and among each of the Reporting Persons.